

Mail Stop 4720

October 14, 2016

Damian Kozlowski
Chief Executive Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

Re: **The Bancorp, Inc.**
Registration Statement on Form S-3
Filed October 5, 2016
File No. 333-213977

Dear Kozlowski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Mark E. Rosenstein, Esq. (Via E--mail)